SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 3)1

Daktronics, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

234264109

(CUSIP Number)

CONNOR HALEY

ALTA FOX CAPITAL MANAGEMENT, LLC

640 Taylor Street, Ste. 2522

Fort Worth, Texas 76102

(817) 350-4230

ANDREW M. FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 7, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

1             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 234264109

1	NAME OF REPORTING PERSON

ALTA FOX OPPORTUNITIES FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,292,736 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,292,736 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,292,736 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.99% (1)
14	TYPE OF REPORTING PERSON

PN

(1) Includes 246,653 Shares currently issuable upon the conversion of certain Convertible Notes (as defined in Amendment No. 2 to the Schedule 13D), and excludes additional Shares that are not currently issuable due to the Beneficial Ownership Limitation (as defined in Amendment No. 2 to the Schedule 13D).

CUSIP No. 234264109

1	NAME OF REPORTING PERSON

ALTA FOX GENPAR, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,292,736 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,292,736 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,292,736 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.99% (1)
14	TYPE OF REPORTING PERSON

PN

(1) Includes 246,653 Shares currently issuable upon the conversion of certain Convertible Notes, and excludes additional Shares that are not currently issuable due to the Beneficial Ownership Limitation.

CUSIP No. 234264109

1	NAME OF REPORTING PERSON

ALTA FOX EQUITY, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,292,736 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,292,736 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,292,736 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.99% (1)
14	TYPE OF REPORTING PERSON

OO

(1) Includes 246,653 Shares currently issuable upon the conversion of certain Convertible Notes, and excludes additional Shares that are not currently issuable due to the Beneficial Ownership Limitation.

CUSIP No. 234264109

1	NAME OF REPORTING PERSON

ALTA FOX CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,292,736 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,292,736 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,292,736 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.99% (1)
14	TYPE OF REPORTING PERSON

OO

(1) Includes 246,653 Shares currently issuable upon the conversion of certain Convertible Notes, and excludes additional Shares that are not currently issuable due to the Beneficial Ownership Limitation.

CUSIP No. 234264109

1	NAME OF REPORTING PERSON

P. CONNOR HALEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,292,736 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,292,736 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,292,736 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.99% (1)
14	TYPE OF REPORTING PERSON

IN

(1) Includes 246,653 Shares currently issuable upon the conversion of certain Convertible Notes, and excludes additional Shares that are not currently issuable due to the Beneficial Ownership Limitation.

CUSIP No. 234264109

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

2,046,083 of the Shares beneficially owned directly by Alta Fox Opportunities were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, the aggregate purchase price of which is approximately $6,558,425, including brokerage commissions.

246,653 of the Shares beneficially owned by Alta Fox Opportunities may be acquired upon the conversion of certain Convertible Notes, which were acquired pursuant to the Securities Purchase Agreement (as defined and described in Amendment No. 2 to the Schedule 13D).

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On June 7, 2023, Alta Fox Opportunities delivered a notice to the Issuer (the “Notice”) in accordance with terms of the Convertible Notes electing to decrease the Beneficial Ownership Limitation to 4.99%, effective as of the time of delivery of the Notice.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) and (e) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon a denominator that is the sum of (i) 45,699,968 Shares outstanding, as of May 4, 2023, which is the total number of Shares outstanding as disclosed in the Securities Purchase Agreement, which is attached as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 12, 2023, and (ii) 246,653 Shares currently issuable upon the conversion of certain Convertible Notes.

A.	Alta Fox Opportunities

(a)	As of the close of business on the date hereof, Alta Fox Opportunities beneficially owned directly 2,292,736 Shares, including 246,653 Shares currently issuable upon the conversion of certain Convertible Notes.

Percentage: Approximately 4.99%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,292,736
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,292,736

(c)	The transactions in the Shares by Alta Fox Opportunities since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP No. 234264109

B.	Alta Fox GP

(a)	Alta Fox GP, as the general partner of Alta Fox Opportunities, may be deemed the beneficial owner of the 2,292,736 Shares owned by Alta Fox Opportunities.

Percentage: Approximately 4.99%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,292,736
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,292,736

(c)	Alta Fox GP has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transactions in the Shares on behalf of Alta Fox Opportunities since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

C.	Alta Fox LLC

(a)	Alta Fox LLC, as the general partner of Alta Fox GP, may be deemed the beneficial owner of the 2,292,736 Shares owned by Alta Fox Opportunities.

Percentage: Approximately 4.99%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,292,736
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,292,736

(c)	Alta Fox LLC has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transactions in the Shares on behalf of Alta Fox Opportunities since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

D.	Alta Fox Capital

(a)	Alta Fox Capital, as the investment manager of Alta Fox Opportunities, may be deemed the beneficial owner of the 2,292,736 Shares owned by Alta Fox Opportunities.

Percentage: Approximately 4.99%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,292,736
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,292,736

(c)	Alta Fox Capital has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transactions in the Shares on behalf of Alta Fox Opportunities since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP No. 234264109

E.	Mr. Haley

(a)	Mr. Haley, as the sole owner, member and manager of each of Alta Fox Capital and Alta Fox LLC, may be deemed the beneficial owner of the 2,292,736 Shares owned by Alta Fox Opportunities.

Percentage: Approximately 4.99%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,292,736
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,292,736

(c)	Mr. Haley has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transactions in the Shares on behalf of Alta Fox Opportunities since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(e)	As of the close of business on June 7, 2023, the Reporting Persons ceased to be the beneficial owner of more than 5% of the outstanding Shares.

CUSIP No. 234264109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2023

ALTA FOX OPPORTUNITIES FUND, LP By: Alta Fox GenPar, LP, its general partner ALTA FOX GENPAR, LP By: Alta Fox Equity, LLC, its general partner	ALTA FOX EQUITY, LLC By: P. Connor Haley, its manager ALTA FOX CAPITAL MANAGEMENT, LLC By: P. Connor Haley, its manager

By:	/s/ P. Connor Haley
	Name:	P. Connor Haley
	Title:	Authorized Signatory

/s/ P. Connor Haley
P. CONNOR HALEY

CUSIP No. 234264109

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 2 to the Schedule 13D

Nature of the Transaction	Amount of Securities (Sold)	Price ($)	Date of Sale

ALTA FOX OPPORTUNITIES FUND, LP

Sale of Common Stock	(3,416)	6.4928	06/01/2023
Sale of Common Stock	(5,386)	6.4900	06/02/2023
Sale of Common Stock	(174,909)	6.5069	06/05/2023
Sale of Common Stock	(215,889)	6.7880	06/06/2023
Sale of Common Stock	(282,800)	6.8611	06/07/2023
Sale of Common Stock	(15,800)	6.9610	06/09/2023